Exhibit 12.1
American Railcar Industries, Inc.
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Years ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Earnings before income tax expense	$22,026	$49,785	$59,368	$55,956	$24,124
Loss (income) from joint venture	6,797	(718)	(881)	734	(610)
Fixed charges	21,679	21,169	18,303	2,727	7,163

Total earnings	$50,502	$70,236	$76,790	$59,417	$30,677

Fixed charges:
Interest expense (including amortized premiums, discounts and capitalized expenses relating to indebtedness)	$20,909	$20,299	$17,027	$1,372	$4,846
Estimate of interest within rental expense (1)	770	870	1,276	1,355	2,317

Total fixed charges	$21,679	$21,169	$18,303	$2,727	$7,163

Ratio of earnings to fixed charges	2.33	3.32	4.20	21.79	4.28

(1)	Deemed to represent one-third of rental expense on operating leases.